

02005864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED FEB 27 2002

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SEC FILE NUMBER
8-30706

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

UBOC Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 South Figueroa Street, 2nd Floor
(No. and Street)

Los Angeles,	CA	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Milan Konkol, VP — 213-236-7884 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street, Suite 3100	San Francisco	CA	94105-2230
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Ken Lepore, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UBOC Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2001 are true and correct. I further affirm that neither the Company nor any shareholder, officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title



Notary Public



JACQUELYN SMITH
Commission # 1310782
Notary Public - California
Los Angeles County
My Comm. Expires Jul 12, 2005

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital Requirement for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable)
(x)	(1)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report (Not Required)
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (supplemental report on internal control)

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.us.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
UBOC Investment Services, Inc.:

We have audited the accompanying statement of financial condition of UBOC Investment Services, Inc. (a California corporation and a wholly owned subsidiary of Union Bank of California, N.A.) (the "Company") as of December 31, 2001 and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of UBOC Investment Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules appearing on pages 10-12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 31, 2002

UBOC INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$41,110,261
Cash segregated under Federal regulations	25,000
Receivables	1,957,206
Due from clearing broker	219,157
Other assets	64,322
TOTAL	$43,375,946

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to the Parent	$ 148,076
Accrued expenses	1,368,259
Total liabilities	1,516,335
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; authorized, 100,000 shares; issued and outstanding, 25,000 shares	25,000
Paid-in capital	728,473
Retained earnings	41,106,138
Total stockholder's equity	41,859,611
TOTAL	$43,375,946

See accompanying notes to financial statements.

UBOC INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commission income	$37,428,739
Interest income	1,521,087
Other revenues	398,649
Total revenues	39,348,475
EXPENSES:	
Employee compensation and benefits	12,165,568
Management fees	5,582,000
Clearing expenses	2,968,227
Occupancy and equipment expense	1,034,502
Analytical and information services	476,737
Communications	287,296
Professional fees	202,758
Regulatory fees and expenses	171,191
Other expenses	991,795
Total operating expenses	23,880,074
INCOME BEFORE PROVISION FOR INCOME TAXES	15,468,401
PROVISION FOR INCOME TAXES	5,923,770
NET INCOME	$ 9,544,631

See accompanying notes to financial statements.

UBOC INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 9,544,631
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Cash required to be segregated under Federal regulations	(25,000)
Receivables	190,353
Due from clearing broker	95,486
Other assets	(6,578)
Due to the Parent	(639,449)
Accrued expenses	388,590
Total adjustments	3,402
Net cash provided by operating activities	9,548,033
INCREASE IN CASH AND CASH EQUIVALENTS	9,548,033
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	31,562,228
CASH AND CASH EQUIVALENTS, END OF YEAR	$41,110,261
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -	
Cash paid during the year for income taxes	$ 5,683,595

See accompanying notes to financial statements.

UBOC INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Number of Shares	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, JANUARY 1, 2001	25,000	$25,000	$728,473	$31,561,507	$32,314,980
Net income				9,544,631	9,544,631
BALANCE, DECEMBER 31, 2001	25,000	$25,000	$728,473	$41,106,138	$41,859,611

See accompanying notes to financial statements.

UBOC INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

UBOC Investment Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is a California corporation that is a wholly owned subsidiary of Union Bank of California, N.A. (the "Parent"). The Company is also a registered investment advisor under the Investment Advisors Act of 1940.

The Company provides its services in three core product areas: annuities, mutual funds, and fixed income products. These services are delivered through a sales program consisting primarily of dedicated investment specialists. Commission income, which includes sales commission and 12(b)-1 fee income, from the Company's core products comprises more than 90 percent of its operating income.

2. SIGNIFICANT ACCOUNTING POLICIES

Accrual Basis of Accounting - The accompanying financial statements are presented on the accrual basis of accounting. Revenues are recorded when earned and expenses are recorded when incurred. Commission revenues and expenses are recorded on a trade-date basis.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash and investments in U.S. Treasury bills and commercial paper that mature within 90 days.

Income Taxes - The Company is included in federal and state income tax returns filed by its Parent. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RESERVE REQUIREMENTS

The Company is an introducing broker that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company periodically holds funds on behalf of customers to facilitate customer withdrawals from their brokerage accounts and from their maturing certificates of deposit. Accordingly, the Company is subject to the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 and is required to prepare a computation for Determination of Reserve Requirements for Brokers or Dealers under Rule 15c3-3. At December 31, 2001, $25,000 was segregated under these requirements, which was $22,948 in excess of its required reserve of $2,052.

4. INCOME TAXES

The components of the Company's provision for income taxes consist of the following:

Income tax expense:	
Federal	$ 5,149,421
State	774,349
Total income tax expense	$ 5,923,770

5. RELATED-PARTY TRANSACTIONS

The Company earns commissions on sales of the Highmark Funds, as well as fees based on the average balances maintained in those funds. The Highmark Funds are a family of mutual funds managed by an affiliate of the Parent. For the year ended December 31, 2001, income related to these commissions and fees amounted to $19,577,327.

The Company performs various brokerage services for the Parent and affiliates. For the year ended December 31, 2001, income related to these brokerage services amounted to $3,789,183 which is recorded within commission income.

Based on a reimbursement agreement, the Company reimburses the Parent for various business services provided by the Parent, including all direct employee and occupancy and equipment expenses related to the operation of the Company. In addition, the Company reimburses the Parent for all other reasonable and necessary out-of-pocket expenses incurred by the Parent in connection with the services rendered. Expenses for the year ended December 31, 2001 were $12,165,568 for employees and $1,034,502 for occupancy and equipment.

Intercompany management fees paid to the Parent for the use of centralized resources, for the year ended December 31, 2001, were $5,582,000.

At December 31, 2001, the Company had cash of $235,261 deposited in noninterest-bearing checking accounts at the Parent. Investments in commercial paper of $40,900,000 were also maintained by the Parent.

6. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $39,937,455, which was $39,687,455 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by National Financial Services Corporation ("NFSC"). As the agreement between the Company and NFSC provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

NFSC Clearing Agreement - The Company participates in a clearing agreement with NFSC, a subsidiary of Fidelity Investments, Inc. Under the terms of the NFSC agreement, NFSC acts as sole clearing agent and carries all the Company's customer accounts on a fully disclosed basis. As such, customer security positions and money balances are reported as assets and liabilities of NFSC. The Company, as introducing broker, shares in gross commissions on a percentage basis with NFSC and is responsible for the collection of the margin required to support transactions in margin accounts, for any losses sustained by NFSC resulting from a customer's failure to make timely payments on securities purchased or timely and good delivery of securities sold, and for any losses sustained by NFSC from complying with written requests from the Company not to "sell out" or "buy in" accounts that have become deficient in margin. In accordance with the terms of the NFSC agreement, the Company has posted a standby letter of credit in favor of NFSC in the amount of $50,000. As of December 31, 2001, this standby letter of credit was guaranteed by the assets of the Company.

Portfolio Connection - Portfolio connection is a product that allows customers to consolidate their finances into an integrated brokerage account with a debit card and check-writing features. The customers' funds are held at NFSC. The Company may be liable for potential overdrafts in customer accounts.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information from NFSC on a daily basis.

* * * * * *

UBOC INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

NET CAPITAL -	
Total stockholder's equity from statement of financial condition	$41,859,611
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets included in the following statement of financial condition captions:	
Receivables	1,834,550
Other assets	64,322
Haircuts on securities	23,284
	1,922,156
NET CAPITAL	39,937,455
MINIMUM NET CAPITAL REQUIRED (Greater of $250,000 or 6-2/3% of aggregate indebtedness)	250,000
EXCESS NET CAPITAL	$39,687,455
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$ 1,516,335
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.04 to 1

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited FOCUS Report, Part II, as of December 31, 2001. Therefore, no reconciliation of the two computations is deemed necessary.

UBOC INVESTMENT SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' security accounts	$ 1,955
DEBIT BALANCES	-
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 1,955
105% OF EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 2,052
AMOUNTS HELD ON DEPOSIT IN RESERVE BANK ACCOUNT AT DECEMBER 31, 2001	$25,000

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited FOCUS Report, Part II, as of December 31, 2001. Therefore, no reconciliation of the two computations is deemed necessary.

UBOC INVESTMENT SERVICES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2001 (for which instructions to reduce to possession or control had been issued as of December 31, 2001 for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3):

A. Market value	$ -
B. Number of items	-

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2001, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:

A. Market value	$ -
B. Number of items	-

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.us.deloitte.com



January 31, 2002

UBOC Investment Services, Inc.
445 South Figueroa Street
Los Angeles, California 90071

To the Board of Directors and Stockholder of
UBOC Investment Services, Inc.:

In planning and performing our audit of the financial statements of UBOC Investment Services, Inc. (a California corporation and a wholly owned subsidiary of Union Bank of California, N.A.) (the "Company") for the year ended December 31, 2001 (on which we issued our report dated January 31, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

The Company maintains funds on behalf of its customers to facilitate customer withdrawals from their brokerage accounts and from their maturing certificates of deposit. Prior to November 7, 2001, the Company had not established a Special Reserve Bank Account pursuant to the requirements of Rule 15c3-3(e), and did not perform the computation of the reserve requirement or make the deposits required pursuant to Rule 15c3-3. Since that date, the Company has performed the required computation on a monthly basis, and has deposited the required amounts in a bank account established in accordance with Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

UBOC INVESTMENT SERVICES, INC.
(SEC ID. NO. 8-30706)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

****

PUBLIC DOCUMENT
Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT